Filed Pursuant to Rule 433
Registration No. 333-213265
AUTOCALLABLE MARKET-LINKED STEP UP NOTES
	Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket	This graph assumes that the notes are not called on any Observation Date and reflects the hypothetical return on the notes at maturity. This graph has been prepared for purposes of illustration only.
Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure
An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the Hang Seng® Index (Bloomberg symbol: “HSI”). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the Hang Seng®  Index will be given an initial weight of 5.00%

Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amount
[$10.85 to $10.95] if called on the first Observation Date, [$11.70 to $11.90] if called on the second Observation Date, [$12.55 to $12.85] if called on the third Observation Date, and [$13.40 to $13.80] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity
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If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
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If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
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1-to-1 downside exposure to decreases in the Market Measure  beyond a 15% decline, with up to 85% of your principal at risk

Step Up Value	150% of the Starting Value
Step Up Payment	$5.00 per unit, a 50% return over the principal amount
Threshold Value	85% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041219000699/bac-fsx7c4n9w6glqpas_2695.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes. If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.

●	Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Components.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●	If called, your return on the notes is limited to the applicable Call Premium.
●
You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance's Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.